Filed by Goldman Sachs BDC, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: Goldman Sachs Middle Market Lending Corp.

File No. of Related Registration Statement: 333-235856

On August 13, 2020, Goldman Sachs Middle Market Lending Corp. (“MMLC”) provided a pre-recorded podcast discussing its financial results for the second quarter ended June 30, 2020 to its shareholders of record as of June 30, 2020. The pre-recorded podcast contained information regarding MMLC’s proposed merger with Goldman Sachs BDC, Inc. (“GSBD”). The following are excerpts from the transcript of MMLC’s August 13, 2020 pre-recorded podcast discussing MMLC’s proposed merger with GSBD.

Brendan McGovern

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Next, I want to provide an update on our previously announced merger with our affiliated publicly-traded business development company, Goldman Sachs BDC, which trades on the New York Stock Exchange under the ticker “GSBD”. On June 11th, MMLC entered into an amended and restated agreement and plan of merger that was unanimously approved by the board of directors of each of MMLC and GSBD following the recommendations of each of their special committees consisting exclusively of their independent directors.

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The consideration has been changed from a fixed exchange ratio to a “net asset value for net asset value” exchange, whereby the exchange ratio will be determined at closing so that MMLC shareholders will receive GSBD shares representing a proportional ownership of the combined company equal to MMLC’s proportional contribution to the combined company’s net asset value.

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In connection with entrance into the amended and restated merger agreement, GSAM has agreed to extend the variable incentive fee cap for an additional year, through the end of 2021. As a reminder, the variable incentive fee cap provides that incentive fees payable to GSAM by GSBD will be reduced if net investment income would be less than $0.48 per share without implementation of the incentive fee cap. In addition, solely in the event that the merger is consummated, GSAM agreed to reimburse GSBD and MMLC for all fees and expenses incurred and payable by GSBD or MMLC or on their behalf in connection with the transaction, subject to a cap of $4 million with respect to each of GSBD and MMLC.

•	This transaction creates a number of significant benefits for shareholders that I’d like to reiterate:

•	Premium to NAV. Based on GSBD’s closing trading price on August 12th and NAV as of June 30th, MMLC would receive shares valued at an approximate 8% premium to NAV.

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Access to liquidity. Under the terms of the merger agreement, MMLC shares will be exchanged for listed shares of GSBD, subject to staggered lock-up periods such that 1/3rd of the shares will be released on each of 90, 180 and 270 days following the close of the transaction.

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Declaration of special dividend. Prior to the closing, the board of directors of MMLC will declare a special $75 million cash dividend to MMLC shareholders, subject to MMLC’s compliance with applicable regulatory requirements and covenants contained in its debt agreements. This distribution amounts to approximately 8% of MMLC’s net asset value per share.

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Benefits of scale, including improved access to diversified financing sources that a larger, public company provides. The combination would increase the size of MMLC, and is expected to result in benefits of scale, including improved access to diversified funding sources. While standalone MMLC is a finite life company without a credit rating from a nationally recognized credit rating agency, the combined company has permanent equity capital and an investment grade credit rating. The combined company would have better access to the unsecured institutional debt market, and will also benefit from a refinancing of MMLC’s credit facility at a lower spread with a longer maturity.

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For all of these reasons, we are very confident that this transaction is in the best interests of shareholders. The record date for shareholders eligible to vote on the transaction is August 3rd and a shareholder meeting is scheduled to occur on October 2nd. In the coming days, shareholders will receive proxy statements and we encourage everyone to take the time to vote in favor of the merger.

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Forward-Looking Statements

This communication may contain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Statements other than statements of historical facts included in this communication may constitute forward-looking statements and are not guarantees of future performance or results of GSBD, MMLC, or, following the merger, the combined company and involve a number of risks and uncertainties. Such forward-looking statements may include statements preceded by, followed by or that otherwise include the words “may,” “might,” “will,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “anticipate,” “predict,” “potential,” “plan” or similar words. Actual results may differ materially from those in the forward-looking statements as a result of a number of factors, including those described from time to time in filings made by GSBD and MMLC with the Securities and Exchange Commission (“SEC”), including those contained in the Proxy Statement (as defined below). Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include: the ability of the parties to consummate the merger on the expected timeline, or at all, failure of GSBD or MMLC to obtain the requisite stockholder approval for the Proposals (as defined below) as set forth in the Proxy Statement, the ability to realize the anticipated benefits of the merger, effects of disruption on the business of GSBD and MMLC from the proposed merger, the effect that the announcement or consummation of the merger may have on the trading price of GSBD’s common stock on New York Stock Exchange; the combined company’s plans, expectations, objectives and intentions as a result of the merger, any decision by MMLC to pursue continued operations, any termination of the Amended and Restated Agreement and Plan of Merger, future operating results of GSBD or MMLC, the business prospects of GSBD and MMLC and the prospects of their portfolio companies, actual and potential conflicts of interests with Goldman Sachs Asset Management, L.P. (“GSAM”) and other affiliates of GSAM, general economic and political trends and other factors, the dependence of GSBD’s and MMLC’s future success on the general economy and its effect on the industries in which they invest; and future changes in laws or regulations and interpretations thereof. Neither GSBD nor MMLC undertakes any duty to update any forward-looking statement made herein. All forward-looking statements speak only as of the date of this communication.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving GSBD and MMLC, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). In connection with the Proposals, each of GSBD and MMLC has filed relevant materials with the SEC, including a registration statement on Form N-14, which includes a joint proxy statement of GSBD and MMLC and a prospectus of GSBD (the “Proxy Statement”). The Proxy Statement was mailed to stockholders of GSBD and MMLC on or about August 11, 2020. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF EACH OF GSBD AND MMLC ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GSBD, MMLC, THE MERGER AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site, http://www.sec.gov or, for documents filed by GSBD, from GSBD’s website at http://www.GoldmanSachsBDC.com.

Participants in the Solicitation

GSBD and MMLC and their respective directors, executive officers and certain other members of management and employees of GSAM and its affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of GSBD and MMLC in connection with the Proposals. Information about the directors and executive officers of GSBD and MMLC is set forth in the Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the GSBD and MMLC stockholders in connection with the Proposals are contained in the Proxy Statement and other relevant materials filed with the SEC. This document may be obtained free of charge from the sources indicated above.

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